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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM 6-K

                           Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of the Securities
                             Exchange Act of 1934

                                April 20, 2001
                               (Date of Report)

                                 WIPRO LIMITED
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                               Karnataka, India
                (Jurisdiction of incorporation or organization)

                                 Doddakannelli
                                 Sarjapur Road
                      Bangalore, Karnataka 560 035, India
                                +91-80-844-0011
                   (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40- F.

          Form 20-F  [X]             Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes  [_]                   No  [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
          Not applicable.
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ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits:

     99.1   U.S. GAAP Financial Statements for the Fiscal Year Ended March 31,
            2001.

     99.2 Indian GAAP Financial Statements for the Fiscal Year Ended March 31, 2001.

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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20, 2001                    WIPRO LIMITED



                                         By: /s/ Suresh C. Senapaty
                                             ----------------------
                                               Suresh C. Senapaty
                                         Executive Vice President, Finance

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                                 EXHIBIT INDEX


Exhibit No.         Description of Document

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99.1                U.S. GAAP Financial Statements for the Fiscal Year Ended
                    March 31, 2001.

99.2                Indian GAAP Financial Statements for the Fiscal Year Ended
                    March 31, 2001.

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